Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Pricing Sheet to the Prospectus and Prospectus Supplement, each dated November 7, 2014, the Underlying Supplement No. 1a-I dated November 7, 2014, the Product Supplement No. 4a-I dated November 7, 2014 and the Preliminary Pricing Supplement dated November 9, 2015

Medium-Term Notes, Series E
$3,800,000
Capped Enhanced Participation Basket-Linked Notes due 2018
(Linked to a Basket)

Pricing Terms

Issuer: JPMorgan Chase & Co.

Basket underliers and initial weights:

Basket Underlier	Basket Underlier Sponsor	Bloomberg Ticker Symbol	Initial Weight

EURO STOXX 50® Index	STOXX Limited	SX5E <Index>	37.00%
FTSE® 100 Index	FTSE International Limited	UKX <Index>	23.00%
TOPIX® Index	Tokyo Stock Exchange, Inc.	TPX <Index>	23.00%
Swiss Market Index	SIX Swiss Exchange	SMI <Index>	9.00%
S&P/ASX 200 Index	S&P Dow Jones Indices LLC	AS51 <Index>	8.00%

Principal amount: each note will have a principal amount of $1,000; $3,800,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final basket level is greater than the initial basket level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the basket return; or

•	if the final basket level is equal to or less than the initial basket level the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return. You will receive less than $1,000 if the final basket level is less than the initial basket level.

Initial basket level: 100

Initial basket underlier level: with respect to each basket underlier, the closing level of the basket underlier on the trade date, which was 3,387.70 for the EURO STOXX 50® Index, 6,178.68 for the FTSE® 100 Index, 1,593.57 for the TOPIX® Index, 8,816.94 for the Swiss Market Index and 5,125.692 for the S&P/ASX 200 Index

Final basket level: the basket closing level of the basket on the determination date

Basket closing level: the basket closing level on any relevant day will be the sum of the products of (i) the closing level of each basket underlier on that day divided by the initial basket underlier level of that basket underlier and (ii) the initial weighted value of that basket underlier

Basket return: the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage

Upside participation rate: 2.00

Cap level: 120.85% of the initial basket level

Maximum settlement amount: $1,417.00

Trade date: November 12, 2015

Original issue date (settlement date): November 19, 2015

Determination date: February 13, 2018, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” in the accompanying product supplement

Stated maturity date: February 16, 2018, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

CUSIP no.: 48128GCL2

ISIN no.: US48128GCL23

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: 2.25% of the principal amount*	Net proceeds to the issuer: 97.75% of the principal amount

*J. P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of 2.25% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement no. 4a-I. The original issue price is 97.75% of the principal amount for investors in certain fee-based advisory accounts; see “Supplemental Plan of Distribution” in the accompanying preliminary pricing supplement.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $976.30 per $1,000 principal amount note. See “Summary Information — JPMS’s Estimated Value of the Notes” in the accompanying preliminary pricing supplement for additional information about JPMS’s estimated value and “Summary Information — Secondary Market Prices of the Notes” in the accompanying preliminary pricing supplement for information about secondary market prices of the notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 1a-I, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Sheet dated November 12, 2015.